

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2015

Mail Stop 4631

Via E-Mail
Douglas T. Dietrich
Chief Financial Officer
Minerals Technologies Inc.
622 Third Avenue
New York, NY 10017-6707

> **Re: Minerals Technologies Inc.**
> **Form 10-K**
> **Filed February 18, 2015**
> **File No. 1-11430**

Dear Mr. Dietrich:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 2. Properties page 19

1. In future filings please clarify the segment associated with each facility listed in your table on page 21. See Item 102 of Regulation S-K.

2. For each of your facilities listed in the tables on pages 21 and 22 please disclose additional detail including the products produced and the principal function of the facility.

3. Additionally, for each mine listed in the tables on pages 21 and 22 disclose the location of the processing facility.

4. Please tell us if you have considered disclosing the productive capacity and extent of utilization of the facilities listed in the tables on pages 21 and 22. See the Instructions to Item 102 of Regulation S-K.

5. Please tell us if you consider any of your mines to be individually material and explain to us how you made this determination. Based on your response we may have additional comment.

6. It appears you acquired a mine in Gascoyne, North Dakota as part of the AMCOL acquisition however the mine is not listed in the table on page 22. Please advise.

7. We note your disclosure of total tons of reserves on page 23. Please tell us if these are proven or probable reserves and revise future filings to clarify.

8. Additionally please tell us if your reserve numbers represent in-situ materials or saleable products and clarify in future filings. If in-situ materials, include conversion factors such that in-situ materials may be converted to saleable products.

9. In future filings please include the estimated mine life for each of the mines listed in your reserve table.

10. We note that you have combined your unassigned reserves to your assigned reserves. Generally these two categories are not combined. Please tell us why you combine these categories, and, if necessary separate in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 with other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction